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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM T-3


                   APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939




                          GILAT SATELLITE NETWORKS LTD.
                               (Name of Applicant)

                             21 Yegia Kapayim Street
                    Kiryat Aryeh, Petach Tikva, 49130 Israel
                    (Address of Principal Executive Offices)

                        SECURITIES TO BE ISSUED UNDER THE
                            INDENTURE TO BE QUALIFIED


           TITLE OF CLASS                                 AMOUNT
  4.00% Convertible Notes due 2012                     $88,754,000

         Approximate date of issuance: March 13, 2003

Name and address of agent for service:             Copy to:
Tim Perrott                                        Antonia E. Stolper, Esq.
Spacenet Inc.                                      Shearman & Sterling
c/o Gilat Satellite Networks Ltd.                  599 Lexington Avenue
1750 Old Meadow Road                               New York, New York 10022-6069
McLean, Virginia 22102

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


1.   General Information

     (a) Gilat Satellite Networks Ltd. (the "Company") is a corporation.

     (b) The Company was organized under the laws of the State of Israel.

2.   Securities Act Exemption Applicable

     The Company proposes to issue, as part of a plan of arrangement (the "Plan of Arrangement"), its 4.00% Convertible Notes due 2012 (the "New Notes"). Pursuant to the Plan of Arrangement, (i) in exchange for the aggregate principal amount of $350,000,000 of the Company's outstanding 4.25% Convertible Subordinated Notes due 2005 (the "Existing Notes"), the Company will issue 202,083,908 of its ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares") and $83,254,000 of the New Notes; and (ii) of the $102,000,000 in principal amount due from the Company to Bank Hapoalim B.M. ("Bank Hapoalim"), $25,500,00 will be converted into 18,488,590 Ordinary Shares, $5,100,000 will be converted into New Notes of the same principal amount and the remaining debt amount of $71,400,000 will remain as a loan on revised terms. In addition, the Company will issue an aggregate principal amount of $200,000 of New Notes to each of Itzhak Swary Ltd. and Zellermayer, Pelossof & Co., in connection with their roles as financial advisor and legal counsel, respectively, to holders of the Existing Notes in connection with the Plan of Arrangement. The Plan of Arrangement is being implemented pursuant to Section 350 of the Israeli Companies Law - 1999 (the "Companies Law"). The Application for Proposed Plan of Arrangement as Submitted to Court is attached as Exhibit D to the Proxy Solicitation (as defined below), which is included as Exhibit T3E-1 hereto.

     On November 14, 2002, the Company submitted an application to the District Court of Tel-Aviv-Yafo (the "Israeli Court") for permission to convene meetings of the holders of the Existing Notes, Bank Hapoalim and other creditors of the Company whom the Plan is intended to bind (the "Other Creditors"). At the hearing of the application on November 17, 2002, the Israeli Court approved the convening of the meetings of the holders of the Existing Notes, Bank Hapoalim and the Other Creditors (the "Meetings") on February 5, 2003. In connection with the Meetings, the Company sent to the trustee for the Existing Notes and registered holders of the Existing Notes a proxy solicitation statement, dated January 6, 2003 (the "Proxy Solicitation") for the purposes of soliciting votes in favor of the Plan of Arrangement. The Proxy Solicitation stated that if the Plan of Arrangement was to be approved at the Meetings, an application would be filed with the Israeli Court for the approval of the Plan of Arrangement and notices would be published and mailed to certain holders of the Existing Notes specifying that the application had been filed and that objections to the Plan of Arrangement may be filed with the Israeli Court within ten days of the publication of the notice or receipt of the notice, as the case may be, but in any event no later than February 27, 2003. The Proxy Solicitation also set forth that the Israeli Court had set March 6, 2003 as the date for a hearing to approve the Plan of Arrangement. Any person who has filed an objection will have a right to appear at the court hearing. The Plan of Arrangement was approved by the requisite votes at each of the Meetings. On February 11, 2003, the Company applied to the Israeli Court to sanction the Plan of Arrangement. On February 11, 2003, the Company sent to its material creditors, including the trustee for the Existing Notes, Bank Hapoalim, the Other Creditors, and its material shareholders, a copy of the Company's application to the Israeli Court to sanction the Plan of Arrangement, which included the results of the vote at the Meetings. On February 14, 2003, the Company also published a notice in three newspapers with wide circulation in Israel and in the New York Times giving notice of the application and stating that persons may object to the Plan of Arrangement by submitting their objections to the Israeli Court by February 24, 2003. At the hearing of the Israeli Court on March

6, 2003, the terms and conditions of the Plan of Arrangement was approved. The consummation of the Plan of Arrangement is scheduled to take place on or about March 13, 2003 (the "Closing Date"). A copy of the order of court, dated March 6, 2003, is attached hereto as Exhibit T3D.

     The New Notes will be issued pursuant to an indenture, to be dated as of the Closing Date, between the Company, as issuer, and The Bank of New York, as trustee (the "Indenture"), which is the subject of this application.

     The Company relies upon the exemption set forth in Section 3(a)(10) of the Securities Act of 1933, as amended (the "Securities Act"), as the basis for the issuance of the New Notes pursuant to the Indenture without registration under the Securities Act.

                                  AFFILIATIONS

3.   Affiliates

     The following table sets forth a list of entities that may be deemed affiliates of the Company as of the date of this application, including their respective percentages of voting securities, or other bases of control.

                                                             Percentage of Voting Securities held, directly
                     Name of Affiliate                                or indirectly, by the Company
Gilat Florida Inc.                                                                100%
Gilat Satellite Networks (Holland) B.V.                                           100%
Spacenet Ireland, Ltd.                                                            100%
Spacenet Inc.                                                                     100%
Gilat do Brasil Ltda.                                                             100%
Gilat Satellite Solutions (Mexico) S.A. de C.V.                                   100%
Gilat Satellite Networks (Mexico) S.A. de C.V.                                    100%
Gilat Satellite Networks (Thailand) Ltd.                                          100%
Gilat Satellite Networks (South Africa) (Pty) Ltd.                                100%
Norrison Trading Ltd.                                                             100%
Gilat Satellite Networks India Private Limited                                    100%
Spacenet International Services Inc.                                              100%
Servicio Satelital S.A.                                                           100%
Spacenet Services License Sub. Inc.                                               100%
Tridom Corporation                                                                100%
Spacenet Real Estate Holdings, LLC                                                100%
Spacenet International Ventures Inc.                                              100%
Spacenet International Holdings Inc.                                              100%
Gilat Satellite Networks (Hong Kong) Ltd.                                         100%
Deterministic Inc.                                                                100%
Gilat Europe AB                                                                   100%
Gilat Satellite Networks (Ukraine) TOV                                             99%
Gilat Satellite Solutions (Philippines) Inc.                                       99%
Guatemala Satelital S.A.                                                           97.45%
Gilat to Home Peru S.A.                                                            97.45%
Gilat Networks Colombia S.A. ESP                                                   97.45%
Gilat Satellite Networks Colombia S.A. ESP                                         97.45%

Gilat to Home Latin America (Netherlands                                           97.45%
     Antilles) N.V.
Gilat to Home Latin America (Holland) N.V.                                         97.45%
Gilat Colombia S.A. ESP                                                            97.45%
Gilat to Home Chile S.A.                                                           97.45%
Gilat to Home Larga Distancia Chile S.A.                                           97.45%
GTH Israel Ltd.                                                                    97.45%
Gilat Latin America, Inc.                                                          97.45%
Gilat Satellite Networks Inc.                                                      97.45%
rStar Corporation                                                                  85%
StarBand Latin America (Holland) B.V.                                              85%
Gilat to Home Florida Inc.                                                         85%
Gilat to Home Brasil Holdings Ltda.                                                85%
Gilat to Home Brasil Ltda.                                                         85%
Gilat to Home Peru Holding B.V.                                                    70%
Gilat to Home Costa Rica S.A.                                                      60%
Satlynx S.A.                                                                       50%
Satlynx GmbH                                                                       50%
Satlynx Ltd.                                                                       50%
Satlynx B.V.                                                                       50%
Satlynx s.r.o.                                                                     50%
Satlynx s.r.l.                                                                     50%
Satlynx (Europe) s.r.l.                                                            50%
StarBand Communications                                                            40%
KSAT Satellite Networks                                                            35%

     As of the date of this application, SES Capital Belgium S.A. owns 18.44% of the Ordinary Shares of the Company and may therefore be deemed to be an affilate.

     Upon the consummation of the Plan of Arrangement, the following entity may be deemed to be an affiliate of the Company based on the relationships set forth below:

          Bank Hapoalim will own approximately 14% of the Ordinary Shares of the Company and continue to be a lender to the Company. The amount of loan outstanding to Bank Hapoalim upon the consummation of the Plan of Arrangement will be US$71,400,000. Further, upon the effectiveness of an amendment to the Company's articles of association contemplated to be proposed at the Company's next annual general meeting of shareholders, Bank Hapoalim will have the right to appoint a director on the board of directors of the Company for each 7% of the Company's Ordinary Shares that it owns.

     Some of the Company's directors and executive officers listed in Item 4 may be deemed to be affiliates of the Company by virtue of their positions.

                             MANAGEMENT AND CONTROL

4.   Directors and Executive Officers

     The following table lists the names and offices held by all directors and executive officers of the Company as of the date of this application. The mailing address of each of the individuals listed in the following table is:

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


                        c/o Gilat Satellite Networks Ltd.
                             21 Yegia Kapayim Street
                    Kiryat Aryeh, Petach Tikva, 49130 Israel

              Name                                                Office
Yoel Gat......................     Chairman of the Board of Directors and Chief Executive Officer and
                                   Vice President
Amiram Levinberg..............     President and Director
Shlomo Tirosh.................     Director
Lori Kaufmann.................     Director
Erez Antebi ..................     Chief Operating Officer and Executive Vice President
Yoav Leibovitch...............     Chief Financial Officer and Vice President, Finance
Joshua Levinberg..............     Senior Vice President, Business Development
William I. Weisel.............     General Counsel and Vice President
Arik Keshet...................     Chief Engineer and Vice President
Dr. Gideon Kaplan.............     Vice President, Research and Development
Ori Gilliam...................     Vice President, Broadband
Tal Meirzon...................     Vice President, Marketing
Glenn Katz....................     Vice President, Customer Service
Hanan Gefen...................     Vice President, Defense Accounts

5.   Principal Owners of Voting Securities

As of the date of this application:

                                                                                         Percentage of Voting
   Name and Complete                                                                       Securities Owned
     Mailing Address                 Title of Class Owned           Amount Owned

SES Capital Belgium S.A. L-6815        Ordinary Shares               4,308,000                  18.44%
Chateau de Betzdorf, Luxembourg


     As described in Item 3, immediately following the consummation of the Plan of Arrangement: (i) Bank Hapoalim will own approximately 35,636,000 Ordinary Shares, representing approximately 14% of the Company's voting securities. The mailing address of Bank Hapoalim is 41 Rothchild Blvd., Zion House, Tel Aviv, Israel; and (ii) SES Capital Belgium S.A. will own less than 10% of the Ordinary Shares.

                                  UNDERWRITERS

6.   Underwriters

     (a) Within three years prior to the date of filing of this application, no person has acted as an underwriter of any securities of the Company that are outstanding on the date of filing this application.

     (b) There are no underwriters of the securities that are the subject of this application.

                               CAPITAL SECURITIES

7.   Capitalization

     (a) As of the date of this application:

                    Title of Class                         Amount Authorized        Amount Outstanding
                    --------------                         -----------------        ------------------
     Ordinary Shares, par value NIS 0.01 per share            300,000,000               23,855,922*
     4.25% Convertible Subordinated Notes due 2005       $420,000,000 aggregate   $350,000,000 aggregate
                                                            principal amount         principal amount

     Upon consummation of the Plan of Arrangement (i) the Existing Notes will be cancelled; (ii) $88,754,000 aggregate principal amount of the New Notes will be issued; (iii) 202,083,908 Ordinary Shares will be issued to the holders of the Existing Notes; and (iv) 18,488,590 Ordinary Shares will be issued to Bank Hapoalim; and (v) 1,067,728 Ordinary Shares will be issued to IBM Credit LLC.

     (b) Each holder of Ordinary Shares is entitled to one vote for each share held by such person of record or in such person's name on all matters submitted to a vote of shareholders without regard to whether the vote is conducted by a show of hands, by written ballot or by any other means. The holders of Ordinary Shares vote as one class. The Ordinary Shares do not have cumulative voting rights. The holders of Ordinary Shares do not have preemptive, subscription, redemption or conversion rights.

                              INDENTURE SECURITIES

8.Analysis of Indenture Provisions

     The following is a general description of certain provisions of the Indenture to be qualified and is subject in its entirety by reference to the form of the Indenture to be qualified, filed as Exhibit T3C hereto. Terms used below have the meanings ascribed to them in the Indenture.

     (a) Defaults under the Indenture; Withholding of Notice of Default

     The Indenture provides that each of the following constitutes an event of default:

         (i) default for thirty days in the payment of interest or principal due during 2010 and 2011;

         (ii) default in the payment of any principal or premium, if any, when due at maturity or otherwise, including, without limitation, failure by the Company to purchase Securities tendered for purchase pursuant to a Change of Control Offer;

         (iii) failure for 60 days after the receipt of written notice from the Trustee or from the holders of at least 25% in aggregate principal amount of the Securities to comply with other covenants and agreements contained in the Indenture or the Securities;

         (iv) default under any mortgage, indenture or instrument, including the Security Documents, under which there

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


               may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company or any of its material subsidiaries (or the payment of which is guaranteed by the Company or any of its material subsidiaries), whether the indebtedness or guarantee existed on the Closing Date or is created thereafter, which default (a) is caused by a failure to pay when due principal or interest on the indebtedness within the grace period provided in the indebtedness (which failure continues beyond any applicable grace period) or (b) results in the acceleration of the indebtedness prior to its express maturity (without such acceleration being rescinded or annulled) and, in each case, the principal amount of the indebtedness, together with the principal amount of any other indebtedness under which there has been default in payment or the maturity of which has been accelerated, aggregates $15,000,000 or more, which default in payment is not cured or acceleration is not annulled, within 30 days after the receipt of written notice to comply as provided in the indenture; and

         (v) certain events of bankruptcy or insolvency with respect to the Company or any of its material subsidiaries.

     If a Default or Event of Default occurs and is continuing and if it is actually known to the Trustee, the Trustee will mail to Noteholders a notice of Default or Event of Default within 90 days after it occurs. Except where the Default or Event of Default relates to the failure to pay any principal, premium or interest, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the Noteholders.

     If an Event of Default (other than Events of Default relating to bankruptcy or insolvency) occurs and is continuing, the Trustee or the Noteholders of at least 25% in aggregate principal amount of the then outstanding New Notes may declare the principal of, premium on, and accrued and unpaid interest on the New Notes to be due and payable immediately. If an Event of Default relating to bankruptcy or insolvency occurs, the principal of, premium on, and accrued and unpaid interest on the New Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Noteholder.

     The Noteholders of a majority in aggregate principal amount of the then outstanding Securities, by notice to the Trustee, may rescind an acceleration and its consequences if (i) the rescission would not conflict with any judgment or decree; (ii) all amounts payable to the Trustee under the Indenture have been paid; and (iii) all existing Events of Default have been cured or waived, except for the nonpayment of principal, premium or interest that has become due solely because of the acceleration.

     (b) Authentication and Delivery of Securities; Application of Proceeds

     Two Officers of the Company shall sign the Securities by manual or facsimile signature. A Security shall not be entitled to any benefits under the Indenture or otherwise be valid until authenticated by the manual signature of an authorized signatory of the Trustee. The signature shall be conclusive evidence that the Security has been authenticated under the Indenture. Upon a written order of the Company signed by two Officers, the Trustee shall authenticate the Securities in accordance with the Indenture and deliver such authenticated Securities as directed in such order. The Trustee may appoint one or more authenticating agents acceptable to the Company to authenticate Securities. An authenticating agent may authenticate Securities whenever the Trustee may do so and has the same rights as an Agent to deal with the Company or an Affiliate of the Company. Each Security shall be dated the date of its authentication.

     There will be no proceeds (and therefore no application of such proceeds) from the issuance of the Securities, because the Securities will be issued to the holders of the Existing Notes, Bank Hapoalim and the Other Creditors, pursuant to the Plan of Arrangement, in satisfaction or partial satisfaction of their respective claims.

     (c) Release or Substitution of Property Subject to the Lien of the Indenture

     Under the terms of the Pledge Agreement, the pledge, assignment and security interest granted thereby shall terminate and all rights to the Collateral shall revert to the Company upon the later to occur of (i) the payment in full of the Secured Obligations (as defined in the Pledge Agreement) to the Collateral Agent in cash and (ii) the absence of any further obligations of the Company in respect of the Secured Obligations. Upon any such termination, the Collateral Agent will, at the Company's expense, execute and deliver to the Company such documents as the Company shall reasonably request to evidence such termination.

     Further, under the terms of the Charge Agreement, the Security Interests shall be released, reassigned and discharged when the Company fully, indefeasibly and irrevocably pays in full the Secured Sums (as defined in the Charge Agreement). Any such absolute and unconditional release, reassignment or discharge will be subject to a provision on the avoidance of payments under the Charge Agreement.

     (d) Satisfaction and Discharge of the Indenture

     The Indenture will be discharged and cease to be of further effect (except as to any surviving rights of conversion, registration of transfer or exchange of Securities therein expressly provided for and except for certain obligations which survive until otherwise terminated or discharged) when:

         (i) all Securities authenticated and delivered (other than Securities which have been destroyed, lost or stolen and which have been replaced or paid, and Securities for whose payment money has been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or

         (ii) all Securities that have not been delivered to the Trustee for cancellation (a) have become due and payable, or (b) will become due and payable at the final maturity date within one year, and the Company, in the case of (a) or (b) above, has irrevocably deposited or caused to be irrevocably deposited with the Trustee as funds in trust for the purpose cash in an amount sufficient to pay and discharge the entire indebtedness on the Securities not delivered to the Trustee for cancellation, for principal, premium, if any, and interest, if any, to the date of such deposit (in the case of Securities which have become due and payable) or to the final maturity date, as the case may be, in all other cases;

         (iii) the Company has paid or caused to be paid all other sums payable under the Indenture by the Company; and

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


         (iv) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

     (e) Evidence of Compliance with Conditions

     The Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year of the Company, an Officers' Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under, and complied with the covenants and conditions contained in, the Indenture, and further stating, as to each such Officer signing the certificate, that to the best of such Officer's knowledge the Company has kept, observed, performed and fulfilled each and every covenant, and complied with the covenants and conditions contained in the Indenture and is not in default (without regard to periods of grace or notice requirements) in the performance or observance of any of the terms, provisions and conditions thereof (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which such Officer may have knowledge) and that to the best of such Officer's knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of, premium on or interest on, the Securities are prohibited. In addition, the Indenture requires the Company to notify the Trustee in writing within five Business Days of becoming aware of a Default, an Event of Default or a default in the performance of any covenant, agreement or condition contained in the Indenture or under any other mortgage, indenture or instrument, as described in Item (a) above.

     9. Other Obligors

     There are no other obligors under the Indenture.

     Content of Application for Qualification. This application for qualification comprises:

     (a) Pages number 1 to 11 consecutively.

     (b) The statement of eligibility and qualification on form T-1 of The Bank of New York, as proposed Trustee under the Indenture to be qualified (included as Exhibit 25.1 hereto).

     (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of such Trustee:

   Exhibit T3A       Articles of Association of the Company, as amended and
                     restated. (Incorporated by reference to Exhibit 1.2 to the Annual Report on Form 20-F filed by the Company on July 2,
                     2001).

    Exhibit T3B      Memorandum of Association, as amended.  (Incorporated by
                     reference to Exhibit 1.1 to the Annual Report on Form 20-F filed by the Company on July 2, 2001).

    Exhibit T3C      Form of the Indenture.

    Exhibit T3D      A Certified English translation of the Order of the
                     District Court of Tel-Aviv-Yafo, dated March 6, 2003, approving the Plan of Arrangement.

    Exhibit T3E-1    Proxy Solicitation, dated January 6, 2003.  (Incorporated
                     by reference to Exhibit (a)(1) to the Schedule TO filed by the Company on January 6, 2003.)

    Exhibit T3E-2    Voting Instructions.  (Incorporated by reference to Exhibit
                     (a)(2) to the Schedule TO filed by the Company on January
                     6, 2003.)

    Exhibit T3E-3    Master Voting Instructions.  (Incorporated by reference to
                     Exhibit (a)(3) to the Schedule TO filed by the Company on January 6, 2003.)

    Exhibit T3E-4    Solicitation of Voting Instructions.  (Incorporated by
                     reference to Exhibit (a)(4) to the Schedule TO filed by the Company on January 6, 2003.)

    Exhibit T3E-5    Client Solicitation of Voting Instructions.  (Incorporated
                     by reference to Exhibit (a)(5) to the Schedule TO filed by the Company on January 6, 2003.)

    Exhibit T3F      Cross Reference Sheet.

    Exhibit 25.1 Form T-1 qualifying The Bank of New York as Trustee under the Indenture to be qualified.

                                    SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Gilat Satellite Networks Ltd., a company organized and existing under the laws of the State of Israel, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Petach Tikva, and the State of Israel, on the 10th day of March, 2003.




                                            GILAT SATELLITE NETWORKS LTD.


                                            By: /s/ Yoav Leibovitch
                                                ------------------------------
                                                Name:  Yoav Leibovitch
                                                Title: Chief Financial Officer

(Seal)



Attest:

By: /s/ Rachel Prishkolinitc
    ---------------------------
    Name:  Rachel Prishkolinitc
    Title: Legal Counsel